Contact

www.linkedin.com/in/raffaele-di-
crosta-ksenia-security (LinkedIn)
www.kseniasecurity.com
(Company)

Top Skills

Analytical Skills
Team Management
Startups

Raffaele Di Crosta

Founder & President of Ksenia Security SpA
Italy

Summary

Raffaele Di Crosta -

Personal Data: Born in Rome in May 1960 and happily married with
two daughters.

Professional Profile:

Started in 1979 in Milan, becoming Director (Dirigente) in 1991.
Spent the largest part of his professional life in Milan and abroad.
Since year 2000 resident in San Benedetto del Tronto (Italy) in 2010
I've founded Ksenia Security.

Summary: Growing Sales and Marketing responsibilities in large
and medium size companies up to executive roles by very large
multinationals (e.g. Siemens, ABB-Asea Brown Boveri, Italtel
and Tyco International), primarily in very demanding Electronic
Manufacturing, Telecom and then lately in the Electronic Security
Industries. Responsible of P&L for EMEA.

Former Experiences in this Industry
from August 2005 – Sept. 2009

Bentel Security (Tyco Safety Products)
DSC EMEA SALES DIRECTOR (TYCO)

Role:
Chairman and CEO of BENTEL Security in Italy + EMEA Sales
Director for DSC Toronto -Canada (both companies of Tyco Safety
Products-Tyco International)

Both companies belong to the Intrusion Security SBU of Tyco
Safety Products. President of the Board for the Italian company
(Bentel) with P&L responsibilities. Revenue and Gross Margin
responsible for DSC (TSP Canada) for EMEA, driving growth

and avoiding any distribution conflicts for both brands (DSC and Bentel), mainly in terms of market prices and presence between the different distribution networks. Results oriented, business acumen, Sales and Business Development leadership, B2B and distribution management experience.

From 2010 to current:

Founder and CEO of Ksenia Security Srl : Technology Leading and fast growing Company in designing and manufacturing Open IoT Platforms for Security as well as Home & Building Automation

Start-up Investor

Sports, Interests: sailing, reading, diving & traveling.

Available Links: - Linkedin - HYPERLINK

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Experience

ByteNite
VP & Co-Founder
March 2021 - Present (4 years 2 months)
San Francisco, California, Stati Uniti d'America

Distributed Computing

Video Encoding

Ksenia Security S.p.A.
Founder & CEO
January 2010 - Present (15 years 4 months)
Marches, Italy

Bentel Security S.r.l. (a company of TYCO Fire & Security)
President & CEO
August 2005 - December 2009 (4 years 5 months)

Contemporary EMEA SALES DIRECTOR for DSC Toronto (TYCO Fire & Security)

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Education

ITIS Paolo Paleocapa

Electrical and Electronics Engineering · (September 1974 - June 1979)

Politecnico di Milano

Non terminato, Electrical & Electronic Engineer · (October 1979)